Exhibit 99.3 Press Release

Sinovac Reports Unaudited Second Quarter Financial Results

-- Conference call scheduled for Thursday, August 13, 2015 at 8:00 AM ET

•	Date: 2015-08-13
•	Pageview: 254

BEIJING, Aug.12, 2015 /PRNewswire/ -- Sinovac Biotech Ltd. (SVA), a leading provider of biopharmaceutical products in China, announced today its unaudited second quarter and half year financial results for the period ended June 30, 2015.

Second Quarter 2015 Financial Highlights
 (compared to the second quarter of 2014)

•	Quarterly sales were $18.5 million, an increase of 53.1% from $12.1 million in the prior year period.
•	Gross profit was $15.1 million, an increase of 66.6% from $9.1 million in the prior year period.
•	Gross margin was 81.6%, compared to 75.0% in the prior year period.
•	Net income attributable to common shareholders was $2.3 million, or $0.04 per basic and diluted share, compared to net loss attributable to common shareholders of $2.2 million, or $(0.04) per basic and diluted share, in the second quarter of 2014.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "I am very pleased to announce our strong sales and profitability during the second quarter. We continue to execute our strategy to drive sales while maintaining tight control over our operating costs. Although the general market environment remains the same as prior quarters, our sales results in the second quarter exemplify our team's ability to adjust to challenging market dynamics."

Mr. Yin continued, "Additionally, we continue to move forward in the approval process for our EV71 vaccine candidate. During July and August, CFDA inspectors have been conducting the site and GMP inspections of our manufacturing facility. The site inspection was completed last week and will be followed by sample testing. Our projected timing for EV71 commercialization remains unchanged. "

Business Update

EV71 vaccine. The China Food and Drug Administration (CFDA) has completed a site inspection and GMP inspection of the Company's EV71 vaccine manufacturing facility, which will be followed by sample testing. Once the results of the inspection are available and the sample vaccine has passed the required testing, the CFDA will conduct a comprehensive review of the vaccine. Upon approval, the CFDA will then issue the new drug certificate, and production and GMP licenses. The Company expects to be able to bring its first commercial batch of the EV71 vaccine to market approximately four months after beginning commercial production. The Company received its site inspection notification in May of 2015.

Unaudited Financial Results for Second Quarter 2015

	2015 Q2	% of Sales	2014 Q2	% of Sales
(In USD'000 except percentage data)
Hepatitis A vaccine– Healive	8,462	45.7%	5,113	42.3%
Hepatitis A&B vaccine – Bilive	9,216	49.8%	6,439	53.3%
Hepatitis vaccines subtotal	17,678	95.5%	11,552	95.6%
Influenza vaccine- Anflu	526	2.8%	-	-
Animal Rabies vaccine- Rabend	18	0.1%	18	0.1%
Mumps vaccine	287	1.6%	520	4.3%
Regular sales	18,509	100.0%	12,090	100.0%
H5N1	-	-	-	-
Total sales	18,509	100.0%	12,090	100.0%
Cost of goods sold	3,407	18.4%	3,025	25.0%
Gross profit	15,102	81.6%	9,065	75.0%

In the second quarter of 2015, total sales were $18.5 million, an increase of 53.1% from $12.1 million during the same period of 2014. The sales increase is mainly attributable to increased sales of Healive and Bilive into the private pay market, and supported by increased sales into the public market as well.

Gross profit was $15.1 million in the second quarter of 2015, compared to $9.1 million in the prior year period. Gross margin increased to 81.6% from 75.0% in the prior year period. The gross margin expansion was primarily due to higher average selling prices of the Company's hepatitis vaccines in the private pay market and a lower inventory provision compared to the comparative quarter.

Selling, general and administrative expenses in the second quarter of 2015 were $9.2 million, compared to $8.6 million in the same period of 2014. This increase was mainly due to increased G&A expenses associated with the trial production of the EV71 vaccine for the site inspection.

R&D expenses in the second quarter of 2015 were $2.2 million, compared to $3.3 million in the same period of 2014. This decrease is primarily attributable to an entrance fee incurred after the signing of the licensing agreement of sIPV production technology in the second quarter of 2014 and the purchase of the virus seeds for its sIPV candidate during the same period.

Net income attributable to common shareholders for the second quarter of 2015 was $2.3 million, or $ 0.04 per basic and diluted share, compared to a net loss attributable to common shareholders of $2.2 million, or $(0.04) per basic and diluted share, in the same period last year.

Unaudited Financial Results for First Half of 2015

- (In USD'000 except percentage data)	2015 H1	% of Sales	2014 H1	% of Sales
Hepatitis A vaccine – Healive	11,385	41.0%	11,552	45.1%
Hepatitis A&B vaccine – Bilive	14,271	51.4%	12,437	48.5%
Hepatitis vaccines subtotal	25,656	92.4%	23,989	93.6%
Influenza vaccine - Anflu	1,112	4.0%	61	0.2%
Animal Rabies vaccine - Rabend	80	0.3%	44	0.2%
Mumps vaccine	930	3.3%	1,440	5.6%
Regular sales	27,778	100.0%	25,534	99.6%

H5N1	-	-	102	0.4%
Total sales	27,778	100.0%	25,636	100.0%
Cost of goods sold	5,841	21.0%	6,303	24.6%

Gross profit	21,937	79.0%	19,333	75.4%

Total sales for the first half of 2015 were $27.8 million, an increase of 8.4% from $25.6 million in the same period of 2014. The increase is primarily due to increased sales of Bilive into the private pay market.

Gross profit in the first half of 2015 was $21.9 million, an increase of 13.5% from $19.3 million in the same period of 2014. Gross margin was 79.0% in the first half of 2015, compared to 75.4% in the same period of 2014.

Selling, general and administrative expenses in the first half of 2015 were $16.1 million, consistent with $16.4 million in the same period of 2014.

R&D expenses in the first half of 2015 were $4.4 million, compared to $5.0 million in the same period of 2014. In the first half of 2015, the R&D expenses incurred by the Company is mainly attributable to the phase III clinical trial on PPV. Instead, in the first half of 2014, a substantial portion of the Company's R&D expenses were related to its  sIPV program as explained above.

Net income attributable to common shareholders in the first half of 2015 was $20,000, or $0.00 per basic and diluted share, compared to a net loss of $2.2 million, or $(0.04) per basic and diluted share, in the same period of 2014.

As of June 30, 2015, cash and cash equivalents totaled $64.8 million, compared to $91.5 million as of December 31, 2014. Net cash used in operating activities was $7.8 million in the first half of 2015. Net cash used in investing activities was $2.8 million, which was primarily used for the purchase of property, plant and equipment. Net cash used in financing activities was $16.1 million during the first half of 2015, representing loan proceeds of $12.0 million offset by loan repayments of $28.5 million. As of June 30, 2015, the Company had $32.6 million of bank loans due within one year. When appropriate, the Company will seek new commercial bank loans to finance the commercialization of pipeline products, as well as for other operational purposes.

Conference Call Details

Sinovac will host a conference call on Thursday, August 13, 2015 at 8:00 a.m. ET (August 13, 2015 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International). A replay of the call will be available from 11:00 a.m. ET on August 13, 2015 through August 27, 2015. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13616892.

A live audio webcast of the call will also be available on the Investor Relations section of the Company's website at www.sinovac.com. A webcast replay will be available on the Company's website for 30 days following the call.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S: +1 (646) 308-1707
Email: william.zima@icrinc.com

Katherine Knight
Phone: +1 (646) 277-1276
Email: katherine.knight@icrinc.com

SINOVAC BIOTECH LTD.
Consolidated Balance sheets
As of June 30, 2015 and December 31, 2014
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

Current assets	June 30, 2015	December 31,2014

Cash and cash equivalents	64,756	91,518
Accounts receivable – net	44,144	40,757
Inventories	23,228	18,832
Prepaid expenses and deposits	1,154	1,430
Deferred tax assets	1,669	2,266
Total current assets	134,951	154,803

Property, plant and equipment	67,814	68,417
Prepaid land lease payments	10,275	10,405
Long-term inventories	2,650	2,648
Long-term prepaid expenses	-	3
Prepayments for acquisition of equipment	1,398	1,387
Deferred tax assets	445	515
Licenses	176	352
Total assets	217,709	238,530

Current liabilities
Short-term bank loans and current portion of long-term debt	32,640	47,375
Loan from a non-controlling shareholder	2,595	2,595
Accounts payable and accrued liabilities	19,565	23,237
Income tax payable	750	1,101
Deferred revenue	3,893	4,996
Deferred government grants	904	530
Total current liabilities	60,347	79,834

Deferred government grants	6,463	7,494
Long-term debt	-	1,803
Deferred revenue	7,197	7,191
Other non-current liabilities	479	482
Total long term liabilities	14,139	16,970

Total liabilities	74,486	96,804

Commitments and contingencies
Equity
Preferred stock	-	-
Common stock	56	56
Additional paid-in capital	109,073	108,243
Accumulated other comprehensive income	12,065	12,022
Statutory surplus reserves	12,627	12,627
Accumulated deficit	(6,364)	(6,384)
Total shareholders' equity	127,457	126,564

Non-controlling interests	15,766	15,162
Total equity	143,223	141,726
Total liabilities and equity	217,709	238,530

SINOVAC BIOTECH LTD.
Consolidated Statements of Comprehensive Income (loss)
For the three and six months ended June 30, 2015 and 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Sales	18,509	12,090	27,778	25,636
Cost of sales	3,407	3,025	5,841	6,303
Gross profit	15,102	9,065	21,937	19,333

Selling, general and administrative expenses	9,172	8,589	16,093	16,381
Provision for doubtful accounts	173	132	84	294
Research and development expenses	2,221	3,265	4,433	4,967
Loss (gain) on disposal and impairment of property, plant and equipment	(24)	29	(24)	29
Government grants recognized in income	(437)	-	(443)	-
Total operating expenses	11,105	12,015	20,143	21,671
Operating income (loss)	3,997	(2,950)	1,794	(2,338)

Interest and financing expenses	(421)	(832)	(1,009)	(1,582)
Interest income	288	765	715	1,545
Other income	28	71	103	217
Income (loss) before income taxes and non-controlling interests	3,892	(2,946)	1,603	(2,158)
Income tax expense	(440)	(76)	(991)	(423)
Net Income (loss)	3,452	(3,022)	612	(2,581)
Less: (Income) loss attributable to the non-controlling interests	(1,181)	774	(592)	337
Net Income (loss) attributable to shareholders of Sinovac	2,271	(2,248)	20	(2,244)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(11)	(319)	55	(2,403)
Total comprehensive income (loss)	3,441	(3,341)	667	(4,984)
Less: comprehensive (income) loss attributable to non-controlling interests	(1,186)	738	(604)	638
Comprehensive income (loss) attributable to shareholders of Sinovac	2,255	(2,603)	63	(4,346)

Weighted average number of shares of common stock outstanding
Basic	56,019,451	55,663,566	55,974,252	55,625,509
Diluted	56,187,591	55,663,566	56,219,495	55,625,509

Earning (loss) per share
Basic	0.04	(0.04)	0.00	(0.04)
Diluted	0.04	(0.04)	0.00	(0.04)

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2015 and 2014
(Unaudited)
(Expressed in thousands of U.S. Dollars)

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014
Cash flows provided by (used in) operating activities
Net income (loss)	$3,452	$(3,022)	$612	$(2,581)
Adjustments to reconcile net income (loss) to net cash
Used in operating activities:
- deferred income taxes	165	58	699	369
- stock-based compensation	208	71	321	143
- inventory provision	521	321	566	542
- provision for doubtful accounts	173	132	84	294
- loss (gain) on disposal and impairment of equipment	(24)	29	(24)	29
- government grants recognized in income	(437)	-	(443)	-
- depreciation of property, plant and equipment and amortization of license	1,759	1,903	3,451	4,534
- amortization of the prepaid land lease payments	68	65	137	132
- accretion expenses	30	28	59	55
Changes in:
- accounts receivable	(1,770)	1,327	(3,613)	(3,654)
- inventories	(3,544)	(4,905)	(5,086)	(7,784)
- income tax payable	(382)	-	(382)	-
- prepaid expenses and deposits	(143)	234	521	(348)
- deferred revenue	(1,104)	33	(1,104)	(685)
- accounts payable and accrued liabilities	1,446	(1,889)	(3,578)	(2,459)

Net cash provided by (used in) operating activities	418	(5,615)	(7,780)	(11,413)

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	11,154	3,182	11,956	8,917
- Repayments of bank loans	(9,138)	(6,084)	(28,541)	(8,542)
- Proceeds from issuance of common stock,
net of share issuance costs	237	147	500	252
- Proceeds from shares subscribed	9	31	9	80
- Government grants received	6	185	9	185

Net cash provided by (used in) financing activities	2,268	(2,539)	(16,067)	892

Cash flows used in investing activities
- Acquisition of property, plant and equipment	(1,064)	(3,479)	(2,845)	(5,683)

Net cash used in investing activities	(1,064)	(3,479)	(2,845)	(5,683)

Exchange gain (loss) on cash and cash equivalents	64	(385)	(70)	(1,404)

Increase (decrease) in cash and cash equivalents	1,686	(12,018)	(26,762)	(17,608)

Cash and cash equivalents, beginning of period	63,070	101,652	91,518	107,242

Cash and cash equivalents, end of period	$64,756	$89,634	$64,756	$89,634